Dorchester Minerals, L.P.

3838 Oak Lawn Avenue, Suite 300, Dallas, TX  75219-4541, (214) 559-0300, (214) 559-0301 facsimile

February 22, 2010

VIA EDGAR TRANSMISSION

Mr. John P. Lucas
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-7010

Re:	Form 10-K for the year ended December 31, 2008
Definitive Proxy
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Dear Mr. Lucas,

Dorchester Minerals, L.P. (the “Partnership”) today filed Amendment No. 1 to its Form 10-K for the year ended December 31, 2008.  Pursuant to our counsel’s discussion with Timothy Levenberg on February 17, 2010, the Partnership is submitting this letter to summarize the resolution by the Partnership and the staff of the Securities and Exchange Commission to the comments of the staff contained in your letter of August 31, 2009.  The Partnership’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Comment No. 1                     Controls and Procedures, page 36

In your amended Form 10-K, revise this section to disclose whether your chief executive officer and chief financial officer, or persons performing similar functions, concluded that your disclosure controls and procedures were effective as of December 31, 2008.  See Item 307 of Regulation S-K.

Response:                      The Partnership has filed Amendment No. 1 to its Form 10-K for the year ended December 31, 2008 to provide the requested disclosure.

Mr. John P. Lucas
February 22, 2010

Comment No. 2	Management's Annual Report on Internal Control Over Financial Reporting, page 36

In your amended Form 10-K, revise this section to include a statement that the registered public accounting firm that audited your financial statements has included an attestation report on your internal control over financial reporting.  See Item 308(a)(4) of Regulation S-K.

Response:                      The Partnership has filed Amendment No. 1 to its Form 10-K for the year ended December 31, 2008 to provide the requested disclosure.

Comment No. 3	Certain Relationships and Related Transactions and Director Independence, p. 37

Please provide all the disclosure Item 404 of Regulation S-K requires. We note your discussion in note 3 on page F-11.  Please provide further discussion of the material terms of the agreements that define the relationship among Dorchester Minerals, L.P.; Dorchester Minerals Management LP; Dorchester Minerals Management GP LLC, Dorchester Minerals Operating LP; and all other related organizations.  For example, you state that under the terms of your limited partnership agreement, you reimburse the general partner for certain allocable general and administrative costs, but that this reimbursement is limited to 5% of distributions.  However, we find no reference to reimbursement in your agreement of limited partnership filed as exhibit 3.2.

Response:                     The Partnership has filed Amendment No. 1 to its Form 10-K for the year ended December 31, 2008 to provide the requested disclosure substantially in the form proposed to the staff in the draft Form 10-K/A for the year ended December 31, 2008 submitted by the Partnership on December 29, 2009.

Definitive Proxy

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Comment No. 4                     Include page numbers in your filing.  Our page references are to the pages as they appear on a printout from the EDGAR database.

Response:                      The Partnership confirmed that it will include page numbers in all future filings of definitive proxy statements in its September 10, 2009 letter to the staff.

Comment No. 5                     Security Ownership of Certain Beneficial Owners and Management, page 8

We note your statement in footnote 12 regarding the Bank of New York Mellon's "interest that relates to more than five percent of the common units."  Include a tabular entry to reflect its interest, and provide updated textual or footnote disclosure to explain in necessary detail the nature of its beneficial ownership.  We refer you to notes 3 and 4 to Item 403 of Regulation S-K.

Response:                      The Partnership will, when applicable, include in all future filings of its Annual Report on Form 10-K or in the portions of the definitive proxy statement incorporated by reference into the Annual Report on Form 10-K, the disclosure proposed by it in its September 10, 2009 letter to the staff.

Mr. John P. Lucas
February 22, 2010

Comment No. 6                     Partnership Governance, page 10

Please revise to explain briefly the principal terms of the Business Opportunities Agreement.

Response:                      The Partnership will include in future filings of its Annual Report on Form 10-K the disclosure proposed by it in its September 10, 2009 letter to the staff.

Comment No. 7                     Compensation Discussion and Analysis, page 11

You state the "[t]he compensation policy occasionally contemplates performance-based cash bonuses."  Explain to us what policy you are referring to and file it as an exhibit.  Also briefly describe how the precise bonus amounts are determined.

Response:                      The Partnership will include in future filings of its Annual Report on Form 10-K or in the portions of the definitive proxy statement incorporated by reference into the Annual Report on Form 10-K, the disclosure proposed by it in its September 10, 2009 letter to the staff.

Comment No. 8                     Compensation Discussion and Analysis, page 11

We note your disclosure on page 34 of your Form 10-K of "pension contributions" as an example of expenses that you reimburse to your general partner.  If you maintain a pension plan, provide the table and disclosure required by Item 404(h) of Regulation S-K.

Response:                      The Partnership will include in future filings of its Annual Report on Form 10-K or in the portions of the definitive proxy statement incorporated by reference into the Annual Report on Form 10-K, the disclosure proposed by it in its September 10, 2009 letter to the staff.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Comment No. 9                     Evaluation of Disclosure Controls and Procedures, pages 14 and 16, respectively

Revise to state whether your disclosure controls and procedures were also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Response:                      The Partnership’s Form 10-Q for the quarter ended September 30, 2009 provided the requested disclosure and its future filings on Form 10-Q will provide the requested disclosure.

Mr. John P. Lucas
February 22, 2010

Comment No. 10                   Changes in Internal Controls, pages 14 and 16, respectively

This section requires an evaluation of changes to a registrant's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), made during the fiscal quarter covered by this report.  Note that internal control over financial reporting is not the same as disclosure controls and procedures, which are defined in Exchange Act Rule 13a-15(e).  Please revise this section to state, if true, that your management concluded that there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2009, and clarify any remaining references to disclosure controls and procedures.
Response:                      The Partnership’s Form 10-Q for the quarter ended September 30, 2009 provided the requested disclosure and its future filings on Form 10-Q will provide the requested disclosure.

Additionally, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in this letter;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this letter; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to William Casey McManemin at (214) 559-0300.

Very truly yours,

/s/ William Casey McManemin